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[EDENTIFY LOGO]

KENNETH R. VENNERA, ESQUIRE
General Counsel
Direct Dial:  610-814-6832
Email:  kvennera@edentify.us
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                                                              November 30, 2006

VIA EDGAR SUBMISSION
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Barbara C. Jacobs
Assistant Director-Legal
U.S. Securities Exchange Commission
100 F. Street NE
Washington, D.C. 20549-4561

   RE: Edentify, Inc.
       Preliminary Information Statement on Schedule 14C filed November 20, 2006 File No. 0-26909

Dear Ms. Jacobs:

In response to the comments received of even date, please note the following:

Comment 1. Please explain the basis for your statements regarding the "foregoing transactions" and [the] whether there are necessary federal or state regulatory requirements to be complied with.

1. The only requirement for effectiveness is the filing of the Certificate with the Secretary of State. There was also vestige language from a prior version that was eliminated.

Comment 2: Please disclose whether you presently have any plans, proposals, or arrangements to issue any of the proposed newly authorized shares of common stock for any purpose, including future acquisitions and/or financings. If so, please disclose by including materially complete descriptions of the future acquisitions and/or financing transactions. If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time, to issue any of the additional authorized shares of common stock.

2. We have included the statement that we have no such plans, at this time, that we believe will require the issuance of the additional authorized shares. The business is not static, however, and as we did state in the Information Statement, the purpose of increasing the authorized is to enable us to issue shares in the future for future acquisitions and/or financings.

Comment 3: Please provide a tabular presentation of the shares you currently have outstanding and the shares reserved for issuance as a percentage of your current and proposed authorized shares.

3.   The table has been included on page 4.

Barbara C. Jacobs
U.S. Securities Exchange Commission
November 30, 2006
Page 2 of 2

Comment 4: In light of the prospective increase in available capital as a result of your proposal, please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in available capital. Please also discuss other anti-takeover mechanisms that my be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

4. We have included a paragraph on page 4 of the 14C to address the concern regarding Release 34-15230 with an affirmative statement that we have no intention to use the shares to be authorized for purposes of creating an anti-takeover mechanism.

Comment 5: We not your disclosure on page 8 regarding the issuance of shares on the acquisition of Edentify. We further note your disclosure in Part II of your registration statement on Form SB-2, File No. 333-131101, regarding the issuance of 19,000,000 shares to Terrence DeFranco on a pre-reverse split basis in connection with the acquisition. It appears then that Mr. DeFranco would hold 1,900,000 shares on a post-split basis. Accordingly, please explain to us how Mr. DeFranco came to hold 8,374,166 shares.

5. The disclosure in the 14C is correct, although we have clarified the language. The pre-split shares issued to Mr. DeFranco were 19,000,000 (resulting, post-split in 1,900,000 shares to Mr. DeFranco). A paragraph disclosed in the Prospectus of the aforementioned SB-2 that commenced "Upon the reverse split becoming effective, Budget issued a total of 19,510,255 shares of its common stock to the former shareholder....." was inadvertently omitted from the Recent Sales Section. This has been corrected and that section updated in a Post-Effective Amendment that has been filed today. Approximately half of those shares were issued to Mr. DeFranco, with the remainder being issued to his nominees, resulting in Mr. DeFranco holding the 8,374,166 shares disclosed both in the Prospectus and described in the 14C.

     Of note, this Post-Effective Amendment also corrects the name of one of the selling shareholders from "Whalehaven Capital" to "Whalehaven Capital Fund Ltd" as well as to reflect the gifting by Ralph Sutcliffe to "Bruce Sutcliffe, Chantel Buchin and Keith Sutcliffe," all of which are related parties to Mr. Sutcliffe (and all of which have given us investment representations) in the Selling Shareholder table. We have also included updated financials for the third quarter.



                                             Very truly yours,

                                             /s/ Kenneth R. Vennera
                                             Kenneth R. Vennera

cc: Terrence DeFranco, CEO